Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
(in thousands, except ratios)

	Three Months Ended March 31
	2003	2002
Earnings from continuing operations before income from
equity investees	$ (2,515)	$ 2,135

Add:
Fixed charges	25,735	22,739
Amortization of previously capitalized interest	760	655
Distributed income of Unconsolidated Joint Ventures	11,155	6,891

Deduct:
Capitalized interest	(2,251)	(1,613)

Earnings available for fixed charges
and preferred dividends and distributions	$ 32,884	$ 30,807

Fixed charges:
Interest expense	$ 22,512	$ 20,629
Capitalized interest	2,251	1,146
Interest portion of rent expense	972	964

Total Fixed Charges	$ 25,735	$ 22,739

Preferred dividends and distributions	6,400	6,400

Total fixed charges and preferred
dividends and distributions	$ 32,135	$ 29,139

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.0	1.1